Exhibit 99.9

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	10	10	2003

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,281	2,240	29
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£2.51	£3.45	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	10	10	2003

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	244
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr John Southerington	Ordinary	120
Address 2 The Bank Scolar Green Stoke on Trent Staffordshire
UK postcode ST7 3LF

Name	Class of shares allotted	Number allotted
Mr Biran Sweetland	Ordinary	153
Address 24 Amphletts Close Netherton Dudley West Midlands
UK postcode DY2 9NZ

Name	Class of shares allotted	Number allotted

Address
UK postcode

Name	Class of shares allotted	Number allotted

Address
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	1

Signed

A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Gary Mark Riseborough	Ordinary	2,000
Address 36 Eden Close Chapel House Est. Newcastle upon Tyne Tyne & Wear
UK postcode NE5 1JF

Name	Class of shares allotted	Number allotted
Mr Terry Murdoch	Ordinary	240
Address 8 Trafalgar Road Newport Isle of Wight
UK postcode PO30 1QE

Name	Class of shares allotted	Number allotted
Mr Robert Lee Smart	Ordinary	926
Address 30 Ellenborough Road North Cray Sidcup Kent
UK postcode DA4 5JZ

Name	Class of shares allotted	Number allotted
Mr Kevin Robinson	Ordinary	355
Address Sion Road Kilkenny Ireland
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 10/10/2003
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform